UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

RANGEFORD RESOURCES, INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	000-54306	77-116182
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification Number)

5215 N. O’Connor Boulevard, Suite 1820

Irving, TX 75039

(Address of principal executive offices)

(972) 823 - 2182

(Issuer’s Telephone Number)

Approximate Date of Mailing: February 28, 2013

5215 N. O’Connor Boulevard, Suite 1820

Irving, TX 75039

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

February 26, 2013

This Information Statement is being furnished to holders of record of the common stock, par value $0.001 per share, of Rangeford Resources Inc., a Nevada corporation (“Rangeford” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock of Rangeford Resources, Inc. (the “Company”) at the close of business on February 4, 2013 (the “Record Date”), in accordance with Rule 14f-1 ("Rule 14f-1") under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to effecting a change in the majority of the Company's directors other than by a meeting of stockholders.

Under Rule 14f-1, the appointment of new members to our Board of Directors (the “Board”) and the resulting change in the majority of our directors, shall take place 10 days after the date this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our shareholders of record. This Information Statement is being mailed to the stockholders on or about February 28, 2013 and therefore, the new board members shall formally become a part of our Board ten days thereafter - on or about March 11, 2013 (the "Effective Date").

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

VOTING SECURITIES

As of February 4, 2013, we had 18,102,912 shares of Common stock outstanding, which is our only outstanding voting class of securities.  Each share of common stock entitles the holder thereof to one vote.

CHANGE IN CONTROL

On July 5, 2012, we, Orphan Holdings of Texas, Inc. (“Orphan Holdings”), its majority shareholder, and RF Colorado Ventures, LLC (“RF Colorado”) executed a Share Purchase Agreement (the "Agreement") pursuant to which RF Colorado purchased 9,900,000 shares of our common stock held by Orphan Holdings for a total purchase price of $300,000, to be paid by RF Colorado. Upon closing of the purchase, RF Colorado became our majority and controlling shareholder ("Change in Control Transaction").  Our current CEO, Dr. Steven R. Henson is the managing member of RF Colorado.  The Change in Control Transaction closed on August 6, 2012.

The Agreement also provided that our then current sole officer and director, Mr. Frederick Zeigler, would resign and that nominees of RF Colorado,  Dr. Henson and Mr. Hadley, were to be appointed to our Board of Directors and as members of our management.  However, Mr. Ziegler agreed to remain as an officer and director of the Company for the interim; we also appointed an additional director, Mr. Kevin Carreno, who resigned from such position in September 20121.  We appointed Mr. Gregory Hadley as a director in November 20122.  Although we appointed other persons as officers following the Change in Control Transaction, it was not until December 2012 that we believe we found the person best suited to serve as our executive officer, Dr. Steven R. Henson.

On December 3, 2012, Mr. Ziegler, resigned from all of his positions with the Company.  On that same date, all of the other then current officers resigned and we appointed Dr. Steven R. Henson as our President and a director on our Board3.  Dr. Henson and Mr. Hadley (the "Change in Control Directors"), with our and our shareholders best interest in mind, began acting in their capacities as President and Directors, respectively, effective as of December 3, 2012; however, they shall not  formally take office as a director until the Effective Date.

As of the date of this Schedule, Dr. Henson and Mr. Hadley resolved to appoint 4 additional persons to the Board: Michael Farmer, Jim R. Iman, Mark J. Teinert and Gary A. Giles (the "New Directors"); a majority of our shareholders ratified the election of the New Directors via written consent.  To effectuate such appointments, we shall file an Information Statement on Schedule 14C pursuant to Rule 14c of the Exchange Act  (the "14C") with the SEC and intend to mail it on or about March 14, 2013 to our shareholders of record as of February 4, 2013.  The

Change in Control Directors will formally take office on the Effective Date of this Schedule (on or about March 11, 2012), but the New Directors will not take office until the 14C is effective, which will be 20 days following the mailing date of the 14C (the "14C Effective Date").

In light of the pending New Directors, we determined it would be appropriate to include information about the New Directors where this Schedule requires information about our directors.  Accordingly, notwithstanding a date listed, for information purposes only, this Schedule speaks as if the 14C, and this Schedule, is effective and the New Directors are members of our Board.

DIRECTORS AND EXECUTIVE OFFICERS

The following table and text set forth the names and ages of all directors and executive officers as of February 4, 2013. There are no family relationships among our directors and executive officers. Each director is elected at our annual meeting of shareholders and holds office until the next annual meeting of shareholders, or until his successor is elected and qualified. Also provided herein are brief descriptions of the business experience of each director, executive officer and advisor during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws. None of our officers or directors is a party adverse to us or has a material interest adverse to us.

Name	Age	Term of Position
Dr. Steven R. Henson, President & Director	51	December 2012- present
Gregory Hadley, Director	59	November 2012- present
Michael Farmer, Director	52	Following 14C Effective Date
Jim R. Iman, Director	67	Following 14C Effective Date
Mark J. Teinert, Director	49	Following 14C Effective Date
Gary A. Giles, Director	64	Following 14C Effective Date

Dr. Steven R. Henson, President & Director - Dr. Henson is a concierge doctor from Wichita, KS, focusing on around 60 patients.  Since March 16, 2012, Dr. Henson has served as the Chief Executive Officer and as a Director of INTREorg Systems, Inc. From March 31, 2011 through February 2012, Dr. Henson served on the Board of Directors of Sun River Energy, Inc.  Previously, Dr. Henson served as the Director of Emergency Medicine at several hospitals. In addition to his medical career, he has a substantial amount of business experience.  From 2004 through 2009, Dr. Henson served on the Board of Directors of Epic Holdings, Inc. He also served on the Board of Directors of EagleMed, LLC (“EagleMed”), and he served as the Executive Medical Director of EagleMed from 1995 through 2011.  Dr. Henson served on the Board of Directors of Indulge Media Group from 2008 through the present. During that same time period, he also served as CFO for Indulge Media Group. Dr. Henson also has served on the Board of Directors for Aero Innovative Corporation from 2009 through the present, and he served on the Board of Directors for Oxford Development Company from 2010 through the present.

Although satisfied in August 2010, a judgment was previously entered against Dr. Henson, SSA of Wichita, Inc. and SSA, Inc. (the “Defendants”), jointly and severally for actual damages in the aggregate amount of approximately $2,100,270, and punitive damages in the amount of $1,000,000.  A brief summary of the allegations in the suit, which included claims of breach of contract, breach of fiduciary duty, conversion and unjust enrichment claims, among others, follows:

Plaintiffs and Defendants created a “joint venture or partnership” in 2002 to provide certain services to an area hospital.  Defendants were to collect and divide any revenue generated therefrom amongst the parties.  The parties agreed that Defendants would acquire a loan from the hospital to compensate the parties for their services until the provision of services to the hospital generated enough revenue to provide compensation.  The parties agreed any revenues first received should be used to repay the hospital loan.  In 2007, the hospital opted to cease using the services provided by the “joint venture.”  Defendants were and continued receiving accounts receivable for services provided within the last few months prior to the cessation of the services agreement by the “joint ventures.”  Defendants were evasive to any inquiries regarding the alleged accounts receivables, how to dissolve the “joint venture,” and with regard to the distribution of any such revenue.  Further, Defendants refused to provide an accounting of the “joint venture” to the members. Dr. Henson “believed each of the parties to be independent contractors of SSA, Inc.”, and that “he and his wife, as SSA shareholders, were entitled to any and all profit generated.”

See also, "Legal Proceedings."

Gregory Hadley, Director – Since 1996, Mr. Hadley has served the managing partner of DCPInternational with responsibility for the oversight of all corporate functions and he is specifically responsible for structuring DCP’s business relationships with landowners and developers. He negotiates all DCP land acquisitions and/or joint ventures, creates strategic alliances and handles investor relations. For qualifying projects, DCP can arrange equity funding and Mr. Hadley shepherds this process.  Since 1990, Mr. Hadley has been a managing partner of Greglin Investments, a limited liability partnership, which focuses on residence, commercial and institutional properties. His introduction to the residence club business was through his investments at the Christie Club in Steamboat Springs, Colorado Greglin’s present focus is on emerging technologies.  Since 2004, Mr. Hadley has been CEO of DCM Destination Club Management. DCM is the leading management company in the fraction ownership resorts; it is a Dallas based company with resorts in the USA and other countries.  Since 2005, Mr. Hadley has been the managing partner of Elite Alliance. EA is a high end exchange company for luxury resorts throughout the world. EA is based in Rochester, NY.  Since 2008 Mr Hadley has been a partner in Optimal IP. Optimal owns the GPS patent for golf applications. This patent technology is being used by millions of golfers.

Michael Farmer, Director.  Mr. Farmer is an experienced entrepreneur and business owner with a track record of developing and leading organizations to profitable growth.  Mr. Farmer is President and CEO of GlobalOne Pet, Inc., an innovative pet food company that he co-founded in 2008.  Mr. Farmer is also a director of INTREOrg Systems, Inc., and the American Pet Products Association.  In 2001, Mr. Farmer co-founded FIRSTRAX, Inc., which became the leading innovator in pet accessory products.  As President and CEO, he led the company to rapid growth as it developed patented pet containment products which were distributed throughout the world.  The company was sold to United Pet Group in early 2005.  Prior to co-founding FIRSTRAX, Mr. Farmer was the Executive Vice President for Doskocil (Petmate), a market leader in non-food pet products from 1998 to 2001.  In 1994, Mr. Farmer joined Dogloo, a market leader in plastic pet shelters as the Vice President of Sales and Marketing.  Mr. Farmer was promoted to Executive Vice President and General Manager in 1997.  Mr. Farmer spent the first 11 years of his career with the Coleman Company, the world leader in outdoor recreational products.  While at Coleman, Mr. Farmer served in a variety of capacities including Director of Operations, Design Director, Director of Engineering and Materials Management, and Director of Marketing and Product Development.  Mr. Farmer has a Bachelor of Science degree in Industrial Technology from Emporia State University, where he earned All American academic and basketball honors.  He also earned an MBA from Wichita State University.

Gary A. Giles, Director.  Gary A. Giles received his MBA from Southern Methodist University in 1979, after receiving his BS in mechanical engineering there in 1973.  From 1968 until 2001, Mr. Giles served as assistant plant manager and plant manager for General Motors in Arlington, Texas (1968 – 1990, attaining position of Assistant Plant Manager), Tarrytown, New York (1990 – 1993, serving as Assistant Plant Manager), Siloa, GTO, Mexico (1993 – 1997, serving as Plant Manager) and Janesville, Wisconsin (1997 – 2001, serving as Plant Manager).  In 1982, Mr. Giles founded G&F Oil, Inc., which he has owned and served as president of continuously since.  As of January 2013, G&F Oil, Inc. is operating 91 oil and gas wells.

Jim R. Iman, Director.  Jim R. Iman received his degree from NCR School of Retail Business in 1972.  Currently, Mr. Iman is President of Barnett Shale Services, LLC.  Previously, Mr. Iman was a Sales Engineer for Halliburton Resource Management.  Mr. Iman also serves as a Director for Bandera Oil and Gas, Inc. and Sense Technologies, Inc.  Mr. Iman is a member of the Texas Alliance of Energy Producers, N.A.P.E. (North American Prospect Expo), and the Fort Worth Petroleum Club.  He is past president of the Denton County Water District and the Hood County Water District.

Mark Teinert, Director.  Mr. Mark J. Teinert has served as the Chief Executive Officer of Metropolis Acquisition since May 2007. Mr. Teinert has been Secretary and Treasurer of Royal Financial Corp. since August 1998. He serves as President of Southlake Energy, Inc. He has been an Advisor of Amato Exploration Ltd. since August 17, 2011. Mr. Teinert was a co-founder of RMC since 1994. Mr. Teinert worked for eight years as a financial analyst for Dorchester Oil & Gas, three years with Merrill Lynch, where he served as Vice President of Retail Equity sales, four years with California Federal Savings Bank where he oversaw various home mortgage activities and four years as Vice President with Professional Practice Insurance Brokers. He served as Regional Manager and Investment Consultant for Cal Fed Bank. He serves as Director for Royal Financial Corporation. He served as Director of Patriot Motorcycle Corp. until May 2001. He served as Director of Amato Exploration Ltd., from January 18, 2011 to August 17, 2011. Mr. Teinert received a Bachelor of Business Administration degree in Accounting from Texas Tech University in 1977.

Legal Proceedings

No director, officer, affiliate, owner of record, beneficial shareholder, director, officer or shareholder of any class of voting securities of the Company is engaged as an adverse party in any material proceedings against us or has a material interest adverse to the Company.

On June 7, 2012, several former shareholders (including our CEO, Dr. Henson, although not in such capacity) of Sun River Energy, Inc. (“Sun River”) filed a derivative action against Sun River and its management in a case now styled Colin Richardson, et al., derivatively on behalf of Sun River Energy, Inc. v. Sun River Energy, Inc. v. Donal R. Schmidt, Jr., et al., Cause No. DC-12-06318, in the District Court of Dallas County, Texas.  On January 24, 2013, the Court found the Plaintiffs in the case had shown a probable right to the relief sought at final hearing and a likelihood of success on the claims of breach of fiduciary duty, fraudulent transfer and certain defamation claims, and entered a temporary injunction against Sun River and its management.  The temporary injunction prevents Sun River, and all officers, directors, agents, servants, attorneys, employees, and all those in active concert or participation, from any performance, claims of default, payments, transfer or other actions with respect to certain Notes and Mortgages; any payments on those Notes based on alleged past due compensation; entry into contracts by Donal R. Schmidt, Jr. to lease, purchase, or sell Sun River’s interest in its hard rock minerals, coal, oil, timber, gas and or other minerals, and any and all issuances of stock or any other compensation, payments, bonuses, gifts or other transfers outside of normal payment activity. On February 7, 2013, Defendants Schmidt et al. filed an Amended Answer, Special Exception, Counterclaim and Original Third Party Petition that asserts claims against the Company for breach contract, breach of fiduciary duty, misappropriation of confidential information, conversion, constructive trust and conspiracy and places some of the blame for these alleged actions on Dr. Henson. Both Rangeford and Dr. Henson believe the claims are completely without merit and will defend their respective positions vigorously.

Related Party Transactions

Other than the relationships and transactions discussed below, we are not a party to, nor are we proposed to be a party, to any transaction since the beginning of the fiscal year ending March 31, 2012 involving an amount that exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years and in which a related person, as such term is defined by Item 404 of Regulation S-K, had or will have a direct or indirect material interest.

Currently, our corporate secretary, who also owns approximately 3% of our common stock, provides us with various office services for which she does not receive any compensation.

We received loans from two of our shareholders totaling $22,555 from inception to March 31, 2012 for the purposes of funding start-up operations.  This includes $7,060 and $2,000 received during the years ended March 31, 2012 and 2011.  These loans are non-interest bearing and are due on demand.

On July 5, 2012, the Company, Orphan Holdings of Texas, Inc. (“Orphan Holdings”), its then majority shareholder, and RF Colorado Ventures, LLC (“RF Colorado”) executed a Share Purchase Agreement (the "Agreement") pursuant to which RF Colorado purchased 9,900,000 shares of the Company’s common stock held by Orphan Holdings for a total purchase price of $300,000, to be paid by RF Colorado. Dr. Henson, our CEO, is the managing member of RF Colorado.  Upon Closing of the purchase, RF Colorado became our majority and controlling shareholder ("Change in Control Transaction").  As provided in the Agreement, our prior sole officer & director, Mr. Frederick Zeigler would resign and nominees of RF Colorado, namely Dr. Henson and Mr.  Hadley were to be appointed to our Board of Directors and as the Company’s management.  Further, Dr. Henson and Mr. Farmer each maintain a 10.7% and 9.9% ownership interest, respectively, in RF Colorado.

In November 2012, we entered into promissory note with Mr. Hadley, one of our directors, totaling $100,000 in exchange for cash of $100,000. The term of the note was 60 days from issuance.  The note accrues interest at a rate of 6% per annum.  In addition, the Company issued to Mr. Hadley 250,000 shares of restricted common stock in connection with the promissory note. As of the date of this Schedule, the note remains unpaid and due and owing; however, Mr. Hadley verbally agreed to forego any repayment until such time as the Company experiences more positive cash flow.

The Company believes, although the annual amount received pursuant to the associated agreement hereinafter discussed, may not exceed the required thresholds, INTREOrg Systems, Inc. ("INTREOrg") is a related party.  On December 31, 2012, we entered into a Master Services Agreement with INTREOrg pursuant to which INTREOrg will provide services relating to the PISA software to us for an annual fee of $30,000.  The term of the Agreement is one year, and thereafter the agreement renews automatically and remains “evergreen” for succeeding one year terms, unless terminated according to the termination provisions contained in the agreement.  Our President, Dr. Henson serves as INTREOrg's CEO and President and is also a director of INTREOrg.  Mr. Farmer, one of the New Directors, is also a director of INTREOrg.

CORPORATE GOVERNANCE

Director Independence

We do not have any independent directors at this time. As we are currently listed on the OTCQB, we do not have any director independence requirements.

Board Meetings and Committees; Annual Meeting Attendance

During fiscal year 2012, the Board of directors held three telephonic board meetings, but all actions were taken via unanimous written consent.  No director attended fewer than 75% in the aggregate of the total number of board meetings held.

Due to our lack of operations and size, we do not have an Audit Committee. Furthermore, since we are listed on the OTCQB, we are not subject to any listing requirements mandating the establishment of any particular committees.  For these same reasons, we did not have any other separate committees during fiscal 2012; all functions of a nominating committee, audit committee and compensation committee were performed by our whole board of directors.  Our board of directors intends to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges as necessary. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an “audit committee financial expert.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of February 4, 2013, with respect to the beneficial ownership of our Company assuming for (i) each director and officer, including the Change in Control Directors and the New Directors, (ii) all of our directors and officers as a group, and (iii) each person known to us to own beneficially five percent (5%) or more of the outstanding shares of our common stock.

As of February 4, 2013, there were 18,102,912 shares of common stock outstanding. To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of stock indicated.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of the date of this document into shares of the Company’s common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Title of Class	Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Owner	Percent of Class (2)

Common Stock	Dr. Steven R. Henson	1,061,165(3)	5.86%
	Director, President & Chairman of the Board	Direct / Indirect

Common Stock	Gregory W. Hadley	450,000	2.49%
	Director

Common Stock	Michael Farmer	980,100(4)	5.41%
	Director	Indirect

Common Stock	Gary A. Giles	-0-	0%
	Director

Common Stock	Jim R. Iman	-0-	0%
	Director

Common Stock	Mark J. Teinert Director	-0-	0%

Common Stock	RF Colorado Ventures, LLC(5)	9,900,000	54.69%
	3001 Executive Center Drive
	Suite 217
	Clearwater, FL 33762

Common Stock	Great Northern Energy, Inc.	7,400,000(6)	40.88%

Common Stock	All officers and directors as a group (6 in number)	2,491,265	13.76%

(1) Unless otherwise noted, the address for each beneficial owner is 5215 N. O’Connor Boulevard, Suite 1820, is Irving, TX 75039.

(2) Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(3)   Dr. Henson is the managing member of RF Colorado Ventures, LLC ("RF Colorado"), which owns 9,900,000 shares of the Company's common stock, and as such Dr. Henson has voting and investment control over the securities held by RF Colorado; Dr. Henson disclaims beneficial ownership of these securities.  However, Dr. Henson owns an individual 10.7% interest in RF Colorado, which means that he indirectly owns 1,059,300 shares of the 9,900,000 shares of the Company's common stock that RF Colorado owns.  This amount also includes 1,865 shares of common stock that Dr. Henson purchased in the open market.

(4)   Michael Farmer owns a 9.9% interest in RF Colorado Ventures, LLC, which means that he indirectly owns 980,100 shares of the 9,900,000 shares of common stock owned by RF Colorado.

(5) Dr. Henson is the managing member of RF Colorado and as such has voting and investment control over the securities held by RF Colorado; Dr. Henson disclaims beneficial ownership of these securities.  (See footnote 3 above.)

(6)On November 15, 2012, we entered into a Purchase and Sale Agreement (the “Agreement”) with Great Northern Energy, Inc. (“GNE”) to acquire a substantial non-operating working interest in oil assets in East Texas in consideration for a purchase price that includes (a) a cash payment of $3,900,000 in the form of (i) a deposit of $100,000; (ii) a promissory note in the amount of $1,100,000; and (iii) a promissory note in the amount of $2,700,000 and (b) 6,500,000 shares of its restricted common stock.  As of December 31, 2012, we transferred a total of $600,000 to GNE towards the purchase of the oil and gas properties, but the agreement had not been consummated.  We put forth a Letter of Addendum (the “Addendum”), dated January 25, 2013 to GNE, which modifies certain terms of the Agreement, including increasing the total amount of shares due under the Agreement to 7,400,000 (the "Agreement Shares").   The Board of Directors approved the Addendum and the transactions contemplated thereby via unanimous written consent on January 30, 2013, with an effective date of February 5, 2013.  The Addendum was executed on January 30, 2013 and we issued the Agreement Shares to GNE.  However, we have not yet made the payments required as of the date of this Schedule under the Addendum.  The parties continue to negotiate the terms of the transaction with GNE and therefore there can be no assurance that the acquisition contemplated by the Agreement will occur.

EXECUTIVE COMPENSATION

Mr. Ziegler was our sole executive officer during the fiscal year ended March 31, 2011 and he resigned from all of his positions with us as of December 3, 2012. We did not maintain any employment agreements with Mr. Ziegler during the fiscal year ended March, 31, 2012.  However, on August 1, 2012, we entered into a Corporate Officer/Director/Consultant Engagement Agreement with Mr. Ziegler pursuant to which we agreed to pay Mr. Ziegler $2,000 per month, starting September 1, 2012, for such services he provided to us.  Accordingly, as of the date of his resignation, we paid him $8,000 under this agreement.

On August 1, 2012, we also appointed John C. Miller as our Chief Financial Officer  and E. Robert Gates as our Vice President of Mergers and Acquisitions. Pursuant to each of his respective Corporate Officer/Consulting Engagement Agreement, we paid each of Mr. Miller and Mr. Gates $7,000 per month for their services. As additional compensation for their services, we agreed to issue each of Mr. Miller and Mr. Gates: (i) $5,000 in shares of our common stock, (ii) an initial retainer of 20,000 shares of our common stock, and (iii) options to purchase up to 300,000 shares of our common stock, of which 100,000 shares were purchasable at $1.00 per share and 200,000 shares of which were purchasable at $3.00 per share. On December 3, 2012, Mr. Miller and Mr. Gates each resigned from their respective positions with the Company.  Accordingly, each of Mr. Miller and Mr. Gates received an aggregate of $28,000 and $5,000 worth of our shares, but all such shares have been returned to the Company following the resignations; additionally, each of their options became void since they were to fully vest one year after issuance.

On December 3, 2012, we appointed Steven R. Henson as our President. Pursuant to the terms of the Corporate Officer Consulting Engagement Agreement, Dr. Henson shall receive an annual fee of $120,000.00 for his consulting services, which include creating and implementing corporate strategy, and regulatory compliance regarding the reporting and governance of a publicly traded company.  In light of our cash position, Dr. Henson agreed that he shall not receive the cash compensation until such time as we are more cash flow positive, provided that if such funds are not available for 12 months following the date of the agreement, he shall accept the annual fee in options to purchase an amount of shares of our common stock equal to the amount owed to him, with an exercise price equal to the closing price of our common stock on the last business day per month for the 12-month period considered.  We also entered into a Director agreement with Dr. Henson, pursuant to which he is eligible to receive additional compensation.  (See, "Director Compensation")

DIRECTOR COMPENSATION

Pursuant to our  current Bylaws, Directors do not receive any stated salary for their services, but by resolution of the Board a fixed sum and expense of attendance, if any, may be allowed for attendance at each regular and special meeting of the Board.  However, directors are not precluded from serving the corporation in any other capacity and receiving compensation therefor.  Our Bylaws shall be replaced with Amended and Restated Bylaws following the 14C Effective Date; pursuant to such amended and restated bylaws, directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director.

Mr. Ziegler, our sole director, resigned on December 3, 2012; he did not receive any compensation for his services as a director during the fiscal year ended March 31, 2011 or March 31, 2012.  However, as disclosed above, we entered into an agreement with Mr. Ziegler in August 2012, pursuant to which we agreed to pay him $2,000 for his services, including those as a director, to us.

On August 7, 2012, Mr. Ziegler appointed Mr. Kevin Carreno to the Board of Directors. We entered into a Board of Directors Agreement with Mr. Carreno on August 9, 2012, pursuant to which we agreed to pay him $2,000 per month in addition to an initial retainer of 20,000 shares of our common stock and options to purchase up to 300,000 shares of our common stock, of which 100,000 shares are purchasable at $1.00 per share and of which 200,000 shares are purchasable at $3.00 per share. The options have a term of 3 years and vest at a rate of 25% per quarter starting November 1, 2012 and shall be exercisable on the one year anniversary of the agreement. On September 27, 2012, Mr. Carreno resigned from the Board of Directors of the Company.  As part of his resignation, Mr. Carreno waived his rights to receive the options.

On December 3, 2012, Dr. Henson - our current President - was appointed as one of our directors.  As part of his appointment as a Director, Dr. Henson entered into a Board of Directors Agreement, which provides for Dr. Henson to be paid an annual director’s fee of $24,000, which shall be paid in increments of $2,000 a month or as otherwise in compliance with our established pay practices.  In light of our cash position, Henson agreed that he shall not receive the cash compensation until  such time as we are more cash flow positive, provided that if such funds are not available for 12 months following the date of the agreement, he shall accept the annual fee in options to purchase an amount of shares of our common stock equal to the amount owed to him, with an exercise price equal to the closing price of the our common stock on the last business day per month for the 12-month period considered.  Such options shall vest at the rate of 25% per quarter.

On November 15, 2012, the Board of Directors appointed Mr. Hadley as a director.  As part of his appointment, Mr. Hadley entered into a Board of Directors Agreement, which provides for Mr. Hadley to be issued 200,000 shares of our common stock for his engagement as a Director. His agreement also entitles him to an annual fee of $50,000 payable on a quarterly basis. (See "Related Party Transactions" above regarding a promissory note we entered into with Mr. Hadley and related share issuance)

Following the 14C Effective Date, we intend to enter into director agreements with the New Directors.  We anticipate that each New Director will receive an annual director’s fee of $24,000, which shall be paid in increments of $2,000 a month or as otherwise in compliance with our established pay practices.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of any class of our securities registered under Section 12(g) of the Exchange Act to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms we received, we believe that during the year ended March 31, 2012, all such filing requirements applicable to our Company were complied with, except that reports were filed late by the following persons:

Name	# of Late Reports	Transactions Not Timely Reported	Known Failures to File a Required Form
Mr. Ziegler	0	0	1*

*Mr. Ziegler did not file a Form 3 upon his appointment as our sole officer and director.  Prior to the Change in Control Transaction, Mr. Ziegler and his affiliates owned an aggregate of approximately 2,550,000 shares of our common stock, all of which were transferred to Orphan Holdings pursuant to the Change in Control Transaction; Mr. Ziegler did not file any Section 16(a) forms regarding such shares.

Based solely on our review of the copies of such forms we received, we believe that the Change in Control Directors filed the required reports.

By Order of the Board of Directors,

/s/ Steven R. Henson

Printed Name:  Steven R. Henson

Title:  CEO and President

February 26, 2013

Footnotes

1 The Company previously filed a Current Report on Form 8-K to disclose such appointment and resignation.

2 See footnote 1 above.

3 See footnote 1 above.